[Enterprise Letterhead]

July 21, 2005

Via EDGAR and FACSIMILE

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:	Enterprise GP Holdings L.P.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 21, 2005
File No. 333-124320

Dear Mr. Owings:

On July 12, 2005 Enterprise Products GP Holdings L.P. (the “Partnership”) received comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. For purposes of this letter, we refer to Enterprise Products Partners as “EPD.”

The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as provided in the Staff’s comment letter.

Prospectus Cover Page

1.	We reissue comment 3 in our letter dated May 26, 2005. While noting your response, we continue to believe that the expected distribution rate is not appropriate for cover page disclosure. Instead, the disclosure should appear in the summary, where currently it already does.

Response:	We have revised our disclosure as requested.

Artwork

2.	We reissue comment 5 in our letter dated May 26, 2005. Please remove the defined term “NGL” from your artwork.

Response:	We have revised our disclosure as requested.

Securities and Exchange Commission

July 21, 2005

Enterprise GP Holdings L.P., page 1

3.	Please refer to comment 9 in our letter dated May 26, 2005. We note the changes you have made in your disclosure. Please revise to more clearly describe the distribution thresholds and the fact that they are capped.

Response:	We have revised our disclosure as requested. Please see pages 1, 63, 118 and 180.

Our Cash Distribution Policy and Restrictions on Distributions, page 41

4.	We are still reviewing your response and revisions made in this section to address comment 16 in our letter dated May 26, 2005. We may have further comments upon the completion of our review.

Response:	We have revised our disclosure as requested by the Staff during the telephone conference on July 14, 2005.

Notes to Consolidated Financial Statements, page F-30

5.	We note your response to comment 29 of our letter dated May 26, 2005. However, it seems your consolidated subsidiary, GulfTerra, accounts for certain of its operations in accordance with SFAS 71 and discloses related information. Please tell us why you do not account for your interest in GulfTerra in a similar manner. To the extent that you do, please indicate this in your notes to financial statements and disclose your regulatory assets and regulatory liabilities for all periods presented. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amounts of each of these assets and the remaining recovery period associated with each of them.

Response:	In connection with the merger of GulfTerra, we evaluated the required criteria of SFAS 71 with respect to such regulated operations. The operations constitute approximately 4% of total assets at December 31, 2004, and 0.6% and 4% of pro forma revenues and income from operations for the year ended December 31, 2004. The current rates being charged by such operations cover the actual cost of operations without any deferral for future recovery that would otherwise be expensed. There are no regulatory liabilities or regulatory assets associated with such operations, or included in the new cost basis from the merger. At the merger date we conformed the method of accounting for these regulated operations to those of our historical general-purpose financial statements.

Supplemental Response to Comment 24 from Letter dated May 26, 2005:

24.

We note that you have reserved units for a directed unit program for directors, and officers as well as for contribution to an employee partnership. Please tell us the mechanics of how and when these units will be offered and sold to persons in the directed unit program. For example, please explain for us how you will determine the prospective recipients of reserved units. Tell us when and how they will indicate their interest in purchasing units. Also, please tell us how and when you and the underwriters will contact the directed unit investors, including the types of communications used. When will the units and money be exchanged? When do purchasers become committed to purchase their units? Will the procedures for the directed unit program differ from the procedures for the general offering to the public?

Securities and Exchange Commission

July 21, 2005

Response:	With respect to the Staff’s comment 24 contained in its previous comment letter dated May 26, 2005, the Partnership provides the following supplemental information regarding its directed unit program:

As described in the registration statement, the Partnership has directed the underwriters to reserve a number of units, representing up to 10% of the offering (excluding the EEP Units defined below), to be offered pursuant to the Partnership’s directed unit program (the “Directed Unit Program”), including: (i) $10 million of units (an estimated 370,370 units) (the “Affiliate Units”) to be offered to entities controlled by Dan L. Duncan, the Chairman of the Partnership’s general partner and EPCO, Inc., and (ii) $5 million of units (an estimated 185,185 units) (the “Andras Units”) to O.S. Andras, a director of Enterprise Products GP, LLC, the Partnership’s wholly owned subsidiary and general partner of EPD. The underwriters will not receive any underwriting discount or commission with respect to the Affiliate Units or the Andras Units.

Lehman Brothers Inc. has been selected by the Partnership as manager of the Directed Unit Program.

In addition to the Directed Unit Program, the Partnership has also reserved $51 million of units (an estimated 1,888,889 units) (the “EEP Units”) to be offered to an affiliate of EPCO for contribution to a partnership established for the benefit of certain employees of EPCO. The underwriters will not receive any underwriting discount or commission with respect to the EEP Units.

The Partnership’s previous response included in its letter to the Commission dated June 21, 2005 with regard to the procedures for the Directed Unit Program is hereby affirmed.

Securities and Exchange Commission

July 21, 2005

Should the Staff have any questions or comments, please contact the undersigned at (713) 880-6568 or Michael P. Finch at (713) 758-2128.

Very truly yours, ENTERPRISE GP HOLDINGS L.P. By: EPE Holdings, LLC, its general partner /s/ Richard H. Bachmann
Richard H. Bachmann Executive Vice President & Chief Legal Officer